UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  8)*

CSX Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

126408103

(CUSIP Number)

Mr. Christopher Hohn	Mr. Alexandre Behring
The Children's Investment	3G Capital Partners Ltd.
Fund Management (UK) LLP	c/o 3G Capital Inc.
7 Clifford Street	800 Third Avenue
London W1S 2WE	31st Floor
United Kingdom	New York, New York 10022
+44 20 7440 2330	(212) 893-6727

With a copy to:

Marc Weingarten, Esq.	Stephen Fraidin, Esq.
David Rosewater, Esq.	Andrew E. Nagel, Esq.
Schulte Roth & Zabel LLP	Kirkland & Ellis LLP
919 Third Avenue	153 East 53rd Street
New York, New York 10022	New York, New York 10022
(212) 756-2000	(212) 446-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 3, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126408103

1.	Names of Reporting Persons The Children's Investment Fund Management (UK) LLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 17,796,998

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 17,796,998

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,796,998

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 126408103

1.	Names of Reporting Persons The Children's Investment Fund Management (Cayman) Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 17,796,998

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 17,796,998

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,796,998

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.4%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 126408103

1.	Names of Reporting Persons The Children's Investment Master Fund

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 17,796,998

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 17,796,998

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,796,998

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.4%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 126408103

1.	Names of Reporting Persons Christopher Hohn

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 150

	8.	Shared Voting Power 17,796,998

	9.	Sole Dispositive Power 150

	10.	Shared Dispositive Power 17,797,148

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4.4%

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 126408103

1.	Names of Reporting Persons 3G Capital Partners Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 17,232,854

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 17,232,854

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,232,854

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.2%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 126408103

1.	Names of Reporting Persons 3G Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 17,232,854

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 17,232,854

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,232,854

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 126408103

1.	Names of Reporting Persons 3G Fund L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 17,232,854

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 17,232,854

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,232,854

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 126408103

1.	Names of Reporting Persons Alexandre Behring

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,871

	8.	Shared Voting Power 17,232,854

	9.	Sole Dispositive Power 1,871

	10.	Shared Dispositive Power 17,232,854

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,234,725

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.2%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 8 is filed with respect to the shares of Common Stock, par value $1.00 per share (the “Shares”), of CSX Corporation (the “Issuer”), beneficially owned by the Reporting Persons (as defined in the Schedule 13D filed with the Securities and Exchange Commission on December 19, 2007, as heretofore amended (the “Schedule 13D”)) as of October 3, 2008 and amends and supplements the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Item 2.	Identity and Background

Clauses (a)(iv) and (a)(viii) of Item 2 of the Schedule 13D are amended and restated as follows:

(iv) Christopher Hohn with respect to the 150 Shares directly owned by him and with respect to the TCI Shares (collectively with TCIF UK, TCIF and the TCI Fund, the “TCI Reporting Persons”);

(viii) Alexandre Behring, with respect to the 1,871 Shares directly owned by him and with respect to the 3G Shares (collectively, with 3G Capital Ltd., 3G Capital L.P. and the 3G Funds, the “3G Reporting Persons”);

Clauses (a)(ix), (a)(x) and (a)(xi) of Item 2 of the Schedule 13D are hereby deleted. Mr. O’Toole and Mr. Lamphere are no longer reporting persons for purposes of this Schedule 13D and information regarding Mr. O’Toole, Mr. Lamphere and Mr. Wilson will no longer be provided or updated.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented by inserting the following paragraphs immediately preceding the last paragraph of such Item 4:

                On October 4, 2008 the Letter Agreement between the TCI Reporting Persons and the 3G Reporting Persons terminated in accordance with its terms. As a result, the TCI Reporting Persons and the 3G Reporting Persons no longer have any agreement to act together for the purposes of acquiring, holding, voting or disposing of Shares. Accordingly, the TCI Reporting Persons believe that they are no longer deemed to have, and they expressly disclaim, beneficial ownership of the 3G Shares, and the 3G Reporting Persons believe that they are no longer deemed to have, and they expressly disclaim, beneficial ownership of the TCI Shares. Accordingly, although the TCI Reporting Persons and the 3G Reporting Persons may be deemed to be a “group” with each other within the meaning of Section 13(d) of the Exchange Act and are filing this Schedule 13D on that basis, the TCI Reporting Persons and the 3G Reporting Persons expressly disclaim membership in any “group” with each other.

                Because the TCI Reporting Persons and the 3G Reporting Persons have no agreement to act together for the purpose of acquiring, disposing, holding or voting of Shares, they may independently change their respective intentions with regard to their investment in the Shares, and they are separately responsible for making any required amendments to this Schedule 13D resulting from any such change. Each of the TCI Reporting Persons and the 3G Reporting Persons reserves the right change their respective intentions with respect to any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D and to make any future filings with the Securities and Exchange Commission on an individual, rather than a joint, basis.

                On October 3, 2008, TCIF UK and 3G Capital Ltd. entered into an agreement (the “Litigation Agreement”) regarding the conduct and allocation of costs relating to the ongoing litigation previously described in Item 4 of this Schedule 13D, the terms of which are summarized in Item 6 of this Schedule 13D.  The Litigation Agreement is the only agreement between the TCI Reporting Persons and the 3G Reporting Persons.

Item 5.	Interests in Securities of the Issuer

Clauses (a) and (b) of Item 5 of the Schedule 13D are amended and restated as follows:

                (a) As of October 3, 2008 the TCI Reporting Persons beneficially owned an aggregate of 17,796,998 Shares (excluding 150 Shares held directly by Christopher Hohn), constituting approximately 4.4% of the Shares outstanding, the 3G Reporting Persons beneficially owned an aggregate of 17,232,854 Shares (excluding 1,871 Shares held directly by Alexandre Behring), constituting approximately 4.2% of the Shares outstanding. In addition, as of such date Christopher Hohn beneficially owned an aggregate of 17,797,148 Shares, including 150 Shares held directly by him, constituting approximately 4.4% of the Shares outstanding, and Alexandre Behring beneficially owned an aggregate of 17,234,725 Shares, including 1,871 Shares held directly by him, constituting approximately 4.2% of the Shares outstanding.

                The aggregate percentage of Shares beneficially owned by the TCI Reporting Persons and the 3G Reporting Persons is based upon 407,642,147 Shares reported outstanding as of June 27, 2008 in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2008.

                The TCI Reporting Persons are responsible for the completeness and accuracy of the information concerning the TCI Reporting Persons contained herein, but are not responsible for the completeness or accuracy of the information concerning the 3G Reporting Persons contained herein, except to the extent that the TCI Reporting Persons know or have reason to believe that such information is inaccurate.  The 3G Reporting Persons are responsible for the completeness or accuracy of the information concerning the 3G Reporting Persons contained herein, but are not responsible for the completeness or accuracy of the information concerning the TCI Reporting Persons contained herein, except to the extent that the 3G Reporting Persons know or have reason to believe that such information is inaccurate

                (b) The TCI Reporting Persons share power to vote and direct the disposition of all of the TCI Shares. Thus as of October 3, 2008 the TCI Reporting Persons may be deemed to beneficially own an aggregate of 17,796,998 Shares, constituting approximately 4.4% of the Shares outstanding. The 3G Reporting Persons share power to vote and direct the disposition of all of the 3G Shares. Thus, as of October 3, 2008 the 3G Reporting Persons may be deemed to beneficially own 17,232,854 Shares, constituting approximately 4.2% of the Shares outstanding. Alexandre Behring, by virtue of his relationships to 3G Capital Ltd., 3G Capital L.P. and 3G Fund (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the 3G Shares. Alexandre Behring disclaims beneficial ownership of the 3G Shares for all other purposes. Alexandre Behring has sole power to vote and direct the disposition of the 1,871 Shares held directly by him, and shares power to vote and direct the disposition of 17,232,854 Shares with the other 3G Reporting Persons. Christopher Hohn has sole power to vote and direct the disposition of the 150 Shares held directly by him, and shares power to vote and direct the disposition of 17,796,998 Shares with the other TCI Reporting Persons.

Clause (d) of Item 5 is amended and supplemented to include the following final sentence:

                No person other than Christopher Hohn is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by him.

Item 6.	Contracts Arrangements Understanding or Relationship with Respect to the Securities of the Issuer

                On October 3, 2008 TCIF UK and 3G Capital Ltd. (together, the “Parties”) entered into a Litigation Agreement, pursuant to which the Parties agreed, among other things, that (i) the conduct of the litigation currently before the U.S. Court of Appeals for the Second Circuit involving the Parties, or any litigation or investigation to the extent that the same relates to the “group” conduct of the Parties, shall require the mutual agreement of the Parties, and (ii) the Parties will share certain expenses incurred by the Parties in furtherance of the activities engaged in pursuant to the Litigation Agreement, subject to certain exceptions. The Litigation Agreement provides that it will terminate on the earlier of the tenth day after a final decision has been issued with respect to the litigation referenced above or in the event that the Parties have failed to reach agreement on a decision requiring their mutual agreement under the terms of the Litigation Agreement. This description of the Litigation Agreement is a summary only and this summary and any other references herein to the Litigation Agreement are qualified by reference to the Litigation Agreement, which is filed as Exhibit 99.9 to this Schedule 13D and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits
Item 7 of the Schedule 13D is amended and restated as follows:

Exhibit 1.	Joint Filing Agreement (Previously Filed)

Exhibit 2.	Letter from TCIF UK to the CSX Board of Directors dated October 16, 2007 (Previously Filed)

Exhibit 3.	Letter from TCIF UK to the CSX Board of Directors dated October 22, 2007 (Previously Filed)

Exhibit 4.	Letter Agreement between TCIF UK and 3G Capital Ltd. dated December 12, 2007 (Previously filed)

Exhibit 5.	Complaint Filed by the Issuer against the Reporting Persons, dated March 17, 2008 (Previously Filed)

Exhibit 99.6.	Answer and Counterclaims filed by the TCI Reporting Persons, dated April 4, 2008 (Previously Filed)

Exhibit 99.7.	Answer and Counterclaims filed by the 3G Reporting Persons, dated April 4, 2008 (Previously Filed)

Exhibit 99.8.	Decision of the Federal District Court for the Southern District of New York, dated June 11, 2008 (Previously Filed)

Exhibit 99.9	Litigation Agreement, dated October 3, 2008.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2008

THE CHILDREN’S INVESTMENT FUND MANAGEMENT (UK) LLP

/s/ Christopher Hohn
Christopher Hohn
Managing Partner

THE CHILDREN’S INVESTMENT FUND MANAGEMENT (CAYMAN) LTD.

/s/ David DeRosa
David DeRosa
Director

THE CHILDREN’S INVESTMENT MASTER FUND

/s/ David DeRosa
David DeRosa
Director

/s/ Christopher Hohn
Christopher Hohn

3G CAPITAL PARTNERS LTD.

/s/ Alexandre Behring
Alexandre Behring
Managing Director

3G CAPITAL PARTNERS, L.P.
By: 3G Capital Partners Ltd.
Its: General Partner

/s/ Alexandre Behring
Alexandre Behring
Managing Director

3G FUND L.P.
By: 3G Capital Partners, L.P.
Its: General Partner

By: 3G Capital Partners Ltd.
Its: General Partner

/s/ Alexandre Behring
Alexandre Behring
Managing Director

/s/ Alexandre Behring
Alexandre Behring

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement (Previously Filed)

Exhibit 2.	Letter from TCIF UK to the CSX Board of Directors dated October 16, 2007 (Previously Filed)

Exhibit 3.	Letter from TCIF UK to the CSX Board of Directors dated October 22, 2007 (Previously Filed)

Exhibit 4.	Letter Agreement between TCIF UK and 3G Capital Ltd. dated December 12, 2007 (Previously filed)

Exhibit 5.	Complaint Filed by the Issuer against the Reporting Persons, dated March 17, 2008 (Previously Filed)

Exhibit 99.6.	Answer and Counterclaims filed by the TCI Reporting Persons, dated April 4, 2008 (Previously Filed)

Exhibit 99.7.	Answer and Counterclaims filed by the 3G Reporting Persons, dated April 4, 2008 (Previously Filed)

Exhibit 99.8.	Decision of the Federal District Court for the Southern District of New York, dated June 11, 2008 (Previously Filed)

Exhibit 99.9	Litigation Agreement, dated October 3, 2008.